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                                    Filed by MCK Communications, Inc. pursuant
                                    to Rule 425 under the Securities Act of 1933
                                    and deemed filed pursuant to Rule 14a-12 under the Securities Exchange Act of 1934.

                                    Subject Company:  MCK Communications, Inc.
                                    Commission File No: 0-27703

The following is a description of the Second Amendment (as defined below) to the Merger Agreement (as defined below) which was filed by MCK (as defined below) with the Securities and Exchange Act Commission ("SEC") under cover of a Current Report on Form 8-K on June 17, 2003:

On June 13, 2003, MCK Communications, Inc., a Delaware corporation ("MCK"), Verso Technologies, Inc., a Minnesota corporation ("Verso"), and Mickey Acquiring Sub, Inc., a Delaware corporation and wholly owed subsidiary of Verso (the "Merger Sub"), entered into an amendment (the "Second Amendment") to the definitive Agreement and Plan of Merger dated as of April 21, 2003, as amended by that certain First Amendment to the Agreement and Plan of Merger dated as of April 21, 2003 (the "Merger Agreement"), by and among MCK, Verso and Merger Sub. Pursuant to the terms of the Second Amendment, an aggregate of 18,280,000 shares of Verso common stock will be issued in exchange for all of the shares of MCK common stock outstanding at the time of the Merger (as defined in the Merger Agreement), reduced from 20,030,817 shares in the original agreement. In addition, in connection with the closing of the Merger, MCK anticipates that it will declare a dividend (the "Dividend") payable to its stockholders of record immediately prior to the effective time of the Merger estimated to be between $28 million and $30 million, an increase of approximately $1,000,000 over the dividend amount permitted in the original agreement, subject to adjustment in accordance with the Merger Agreement. The record date for the Dividend has not yet been set.

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Consummation of the Merger is subject to a number of conditions, including approval of the Merger by the stockholders of MCK. As a result of the revised terms, no vote of the Verso shareholders will be required.

VERSO INTENDS TO FILE A REGISTRATION STATEMENT ON FORM S-4 IN CONNECTION WITH THE PROPOSED TRANSACTION, AND MCK INTENDS TO MAIL A PROXY STATEMENT/PROSPECTUS TO ITS STOCKHOLDERS IN CONNECTION WITH THE PROPOSED TRANSACTION. INVESTORS ARE URGED TO READ THE PROXY STATEMENT/PROSPECTUS FOR THE MERGER WHEN IT IS AVAILABLE, AND ANY OTHER RELEVANT DOCUMENTS FILED WITH THE SEC, BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT VERSO, MCK AND THE PROPOSED TRANSACTION. After they have been filed, you may obtain these documents free of charge at the website maintained by the SEC at http:/www.sec.gov.